Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Registration Statement (Form S-3) and related Prospectus of Option Care, Inc. for the registration of 122,862 shares of its common stock by certain Selling Stockholders and to the incorporation by reference therein of our reports dated March 15, 2005, with respect to the consolidated financial statements and schedule of Option Care, Inc., Option Care, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Option Care, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2004 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois
November 7, 2005